April 10, 2020
Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Life Insurance Company (the “Company”) Post-Effective Amendment No. 2 on Form S-1 File No. 333-225314
Commissioners:
On March 27, 2020, the Company filed the above-referenced post-effective amendment, as well as a transmittal letter requesting selective review of the post-effective amendment. In addition to the information presented in that transmittal letter in support of the selective review request, the Company represents that the materiality of the changes from the previously-filed amendment to the registration statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.

/s/ Rachel Dobrow Stone
Rachel Dobrow Stone
Senior Counsel
Symetra Life Insurance Company
rachel.dobrow.stone@symetra.com
(425) 256-8884